UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

2026 Performance Share Plan Award - Roanne Parry

2026 Performance Share Plan Award

On 8 September 2026, the Company granted a conditional share award to Roanne Parry, a Person Discharging Managerial Responsibilities ('PDMR'), under the GlaxoSmithKline 2017 Performance Share Plan ('the Plan').

The Plan allows a performance-related opportunity in the form of conditional awards to be granted to senior executives in the Group, including the Executive Directors and other PDMRs. Ms Parry became eligible for the award following her joining GSK as Chief People Officer and an Executive Committee member on 1 May 2026.

Under the terms of the Plan, conditional awards are granted over a specific number of Ordinary Shares or American Depositary Shares ('ADS'), and the percentage of the award that ultimately vests is dependent on the level of achievement against performance measures set by the Remuneration Committee. The performance measures for Ms Parry's award are the same as those applicable to the 2026 awards granted to other Executive Committee members, as detailed within the announcement of 16 February 2026.

The performance period for the awards is the three financial years from 1 January 2026 to 31 December 2028.

Notes

1.   To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

2.   Ms Parry was granted a conditional award of Ordinary Shares under the terms of the GlaxoSmithKline 2017 Performance Share Plan.

3.   Dividends will accrue on the conditional award of Ordinary Shares during the performance period but will only vest to the extent that the award vests at the end of the performance period. These dividends are not included in the figures below.

Transaction notification
1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Roanne Parry
b)	Position/status	Chief People Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£18.3750	85,714
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-09-08
f)	Place of the transaction	N/A

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 09, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc

&#xD;